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                                                            EXHIBIT 20

CROWN
(registered trademark)

Crown Central Petroleum Corporation
Refiners / marketers of petroleum products & petrochemicals
One North Charles Street, P.O. Box 1168, Baltimore, Maryland 21203,
(410) 539-7400



July 27, 1995                                                  Results

Second Quarter 1995

Dear Shareholders:

     Crown Central Petroleum Corporation announced today a net profit of $7.0 million ($.72 per share) in the second quarter of 1995, compared to a net loss of $7.3 million ($.74 per share) in the second quarter of 1994. Sales and operating revenues for the second quarter were $483 million compared to revenues of $453 million in the second quarter of 1994.
     For the first six months of 1995 before an extraordinary item, the Company had a net income of $.1 million ($.01 per share) on revenues of $929 million compared to a net income of $1.4 million ($.14 per share) on revenues of $847 million in the first half of 1994. The net loss for six months, after the extra charge of $3.2 million ($.33 per share) due to early extinguishment of debt, was $3.1 million ($.32 per share).
     During the second quarter, the Gulf Coast crack spread, used to evaluate finished product margins, improved dramatically to $3.87 from its average of $1.69 per barrel in the first quarter before slipping somewhat during June. Due to a mild winter that resulted in more traveling by the consuming public, spring stocks of gasoline were far below average. Thus, when the driving season commenced during the second quarter, coupled with increased demand, a strong pricing environment developed for both the wholesale and retail markets.
      Crown's high conversion refineries took advantage of this opportunity by maximizing gasoline production during the second quarter and reducing production of heating oil and diesel fuels which were under pricing pressure for the period. Emphasis on controlling refining operating expenses has resulted in a 8% reduction over last year's results for the corresponding quarter.
     Retail marketing also reported strong results for the quarter. Retail same store gasoline volumes increased 2% for the quarter as margins widened by 41%. Merchandise gross margins improved 12% for the same period last year on a same store basis.
     In seeking Crown's strategy of a greater balance between gasoline production and retail marketing, 15 Conoco units will be purchased in North Carolina (13) and Georgia (2) effective August 1. The high growth area of Greensboro, N.C. represents the largest concentration of these with nine new locations bringing our presence in the state to 74 units.
     The Business Process Improvement Project is continuing on schedule. Crown is well into the first phase which when completed will provide an information system for timely and accurate decision making capability at lower levels throughout the Company. Taking advantage of computer technology now available will greatly increase both our response to market conditions and maintain Crown's competitiveness in an aggressive marketplace.
     We continue to believe that the refining industry is well positioned for fundamental improvement as evidenced by second quarter performance. Relatively strong demand combined with capacity constraints in the U.S. and reduced imported product form the basis for this belief. We have every confidence that Crown has adopted strategies to lead our Company to an even more successful and profitable future.

Sincerely,


HENRY A ROSENBERG, JR.             CHARLES L. DUNLAP
HENRY A. ROSENBERG, JR.            CHARLES L. DUNLAP
Chairman and Chief Executive Officer         President and Chief
Operating Officer

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

      Crown Central Petroleum Corporation and Subsidiaries
          Dollars in thousands, except per share data

                                     Six Months EndedThree Months Ended
                                         June 30         June 30
                                  1995      1994
                              ------------ --------------------------------
- ------
Sales and operating revenues      $928,736  $847,009 $483,312$453,423

Income (loss) before income taxes    2,219     4,553   11,426 (11,732)

Income (loss) before
      extraordinary item               112     1,374    7,030  (7,286)

(Loss) from extraordinary item       1/(3,257      )     ----     ----         ----

Net (loss) income                   (3,145)    1,374    7,030  (7,286)


Income (loss) per share before
       extraordinary item              .01       .14      .72    (.74)

(Loss) per share from extraordinary item(.33       )     ----     ----         ----

Net (loss) income per share           (.32)      .14      .72    (.74)

Share used in the computation
    of income (loss) per share   9,697,598 9,796,2989,697,5989,796,298
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
1/    During the first quarter of 1995, the Company incurred an
extraordinary loss as a result of the early
       retirement of its outstanding 10.42% Senior Notes (Notes). The outstanding Notes were retired on January 24, 1995 from the proceeds received from the sale of $125 million of unsecured 10 7/8%
       Senior Notes due February 1, 2005.

This altered format of the quarterly statement represents a substantial savings in report costs and delivery time. Should you wish further information on the quarterly results, please call 1-800-610-1415 or refer to the operating statistics sheet.

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

       Crown Central Petroleum Corporation and Subsidiaries
                       Operating Statistics


                                   Six Months Ended    Quarter Ended
                                       June 30            June 30
                                 1995       1994             1995     1994
                             ------------ ----------        --------- -----
- ----
REFINING

Production (BPD - M)                  155      158          155
154
Production (MMbbl)                   28.0     28.5          14.1
14.1
Gross Margin ($/bbl)                 2.58     3.09          3.31
2.09
Gross Profit ($MM)                   72.3     88.2          46.7
29.4
Operating Cost ($/bbl)               2.28     2.41          2.25
2.46
Operating Cost ($MM)                 63.7     68.9          31.8
34.5
Net Refining Profit (Loss)  ($MM)        8.6            19.3   14.9
(5.1                            )

RETAIL

Number Stores                         332      356          332
356
Volume (pmps - Mgal)                  124      113          128
118
Volume (MMgal)                        248      241          127
126
Gasoline Gross Margin ($/gal)        0.12     0.10          0.10
0.07
Gasoline Gross Profit  ($MM)         28.7     23.3          13.3
9.0

Merchandise Sales (pmps - $M)        22.6     18.5          23.7
21.3
Merchandise Sales ($MM)              45.0     39.6          23.6
22.8
Merchandise Gross Margin (%)         30.0     30.6          30.5
28.9
Merchandise Gross Margin ($MM)       13.5     12.1          7.2
6.6

Retail Gross Profit ($MM)            42.2     35.4          20.5
15.6
Retail Operating Costs (pmps - $M)       17.5           16.8   16.9
16.6
Retail Net Profit (Loss)  ($MM)       7.4     (0.6         )3.5
(2.2                            )

Total Net Profit (Loss)  ($MM)       16.0     18.7          18.4
(7.3                            )

Corporate Overhead ($MM)              8.2     11.1          4.2
2.9
Depreciation and Amortization ($MM)      19.0           21.1    9.5
10.4
EBITDA ($MM)                         26.8     28.7          23.7
0.2
LIFO Provision ($MM)                  2.4     10.5              1.1
6.5
(Gain) on Sales
      and Abandonments of P, P & E ($MM) (0.2    )      (0.3      )
0.0                                   0.0
EBITDAAL ($MM)                       29.0     38.9             24.8
6.7

Net Interest Expense ($MM)            5.8      3.0              3.1
1.5

Capital Expenditures ($MM)           14.8     14.0              8.2
6.4

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
BPD = Barrels per day
bbl = barrel or barrels as applicable
gal = gallon or gallons as applicable
pmps = per month per store
M = in thousands
MM  = in millions

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